Fiduciary Management, Inc.
is proud to join the
Potowatomi Area Council of the
Boy Scouts of America in naming

Dirk Debbink

its first Distinguished Eagle

Celebrating 30 Years of
Disciplined Equity Investing
1980-2010
WWW.FMIFUNDS.COM

Congratulations, Dirk!